____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SkyWest Orders 19 Embraer E175 Aircraft for Operation with United Airlines

São José dos Campos – Brazil, Oct. 26, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) has agreed to the sale of 19 new E175 jets to SkyWest, Inc. (NASDAQ: SKYW) for operation in the United Airlines (NYSE: UAL) network, adding to the 90 E175 jets SkyWest already operates for United. The E175 aircraft will fly exclusively with United under a Capacity Purchase Agreement (CPA). The value of the contract, which has been included in Embraer’s Q3 backlog, is US$1.1billion, based on list price.

The 70-seat aircraft will be delivered in a three-class configuration. Deliveries will begin Q4 2024.

President and CEO of SkyWest Chip Childs said, “SkyWest is already the largest E175 operator in the world, and when this order is delivered we will have over 250 E175s. We look forward to continuing to improve the passenger flying experience with enhanced comfort and reliability.”

Martyn Holmes, CCO, Embraer Commercial Aviation, said, “We are pleased to build upon our superb partnership with SkyWest. The E175 is truly a versatile aircraft, the backbone of North American regional aviation.”

Images: https://embraer.imagerelay.com/share/85fe52c5353541cfb77657d7e89168c9

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations